EXHIBIT 8

January 31, 2001

Timberline Bancshares, Inc.
123 N. Main St.
PO Box 1087
Yreka, CA 96097

PremierWest Bancorp
503 Airport Rd.
P.O. Box 40
Medford, OR 97501

Re:	Merger Pursuant to Agreement and Plan of Reorganization Among (i) PremierWest Bancorp and Timberline Bancshares, Inc.; and (ii) PremierWest Bank and Timberline Community Bank

Ladies and Gentleman:

    We have acted as special counsel to PremierWest Bancorp, an Oregon corporation ("PremierWest Bancorp"), in connection with the proposed merger of Timberline Bancshares, Inc., a California corporation ("Timberline Bancshares"), with and into Timberline Acquisition Corp., an Oregon corporation ("TAC") (the "Holding Company Merger"), and the proposed merger of Timberline Community Bank, a California state chartered bank ("Timberline Community Bank"), with and into PremierWest Bank, an Oregon state chartered bank ("PremierWest Bank") (the "Bank Merger"), pursuant to the terms of the Agreement and Plan of Reorganization dated as of October 16, 2000 (the "Merger Agreement") by and among Timberline Bancshares, PremierWest Bancorp, Timberline Community Bank, and PremierWest Bank.

    Capitalized terms not defined herein have the meanings set forth in the Merger Agreement and the exhibits thereto or in the letters delivered to Foster Pepper & Shefelman LLP by PremierWest Bancorp, TAC and PremierWest Bank, and by Timberline Bancshares and Timberline Community Bank containing certain representations of PremierWest Bancorp and PremierWest Bank, and Timberline Bancshares and Timberline Community Bank relevant to our opinion (the "Representations Letters"). All section references, unless otherwise indicated, are to the United States Internal Revenue Code of 1986, as amended (the "Code"). The Holding Company Merger and Bank Merger are referred to collectively as the "Mergers."

    You have requested our opinion regarding certain federal income tax consequences of the Mergers. This opinion is given pursuant to Section 6.1(f) of the Merger Agreement. In our capacity as special counsel to PremierWest Bancorp in the Mergers, and for purposes of rendering this opinion, we have examined and relied upon documents filed with the State of Oregon Division of Finance and Corporate Securities for a fairness hearing, the Merger Agreement and the exhibits thereto, the Representation Letters, and such other documents as we considered relevant for purposes of this opinion. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the accuracy of all documents submitted to us as copies and the authenticity of the originals of such copies, the genuineness of signatures, and the legal capacity of signatories.

    We have assumed that all parties to the Merger Agreement and to any other documents examined by us have acted, and will act, in accordance with the terms of such Merger Agreement and documents and that the Mergers will be consummated at the Effective Date pursuant to the terms and conditions set forth in the Merger Agreement without the waiver or modification of any such terms and conditions. Furthermore, we have assumed that all representations contained in the Merger Agreement, as well as those representations contained in the Representation Letters, are, and at the Effective Date will be, true and complete in all material respects, and that any representation made in any of the documents referred to herein "to the best of the knowledge and belief" (or similar qualification) of any person or party is correct without such qualification. We have assumed that all parties to the Merger

Agreement have complied with and will comply with all requirements under Oregon law applicable to the Mergers including Oregon Revised Statutes Chapter 60 and Oregon Revised Statutes Chapter 711 and all applicable regulations promulgated under such statutes.

    We have assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. We have not attempted to verify independently such representations, but in the course of our representation, nothing has come to our attention that would cause us to question the accuracy thereof.

    In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated or proposed thereunder (the "Regulations"), current published administrative positions of the Internal Revenue Service ("Rulings"), and existing judicial authorities. New developments in the Regulations, Rulings, judicial authorities or legislative changes occurring after the Effective Date may have an adverse impact upon the opinions expressed herein. Nevertheless, we undertake no responsibility to advise you of any developments after the Effective Date in the application or interpretation of the income tax laws of the United States.

    Our opinion represents our best judgment of how a court would decide if presented with the issues addressed herein and is not binding upon either the Internal Revenue Service ("IRS") or any court. Thus, no assurances can be given that a position taken in reliance on our opinion will not be challenged by the IRS or rejected by a court.

    This opinion addresses only the specific United States federal income tax consequences of the Mergers set forth below, and does not address any other federal, state, local, or foreign income, estate, gift, transfer, sales, use, or other tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger). We express no opinion regarding the tax consequences of the Mergers to shareholders of Timberline Bancshares that are subject to special tax rules, and we express no opinion regarding the tax consequences of the Merger arising in connection with the ownership of options or warrants for Timberline Bancshares' stock.

    On the basis of, and subject to the foregoing, and in reliance upon the representations and assumptions described above, we are of the following opinion:

    1.  The Holding Company Merger will constitute a reorganization within the meaning of Section 368(a)(1) and 368(a)(2)(D) of the Code and PremierWest Bancorp and Timberline Bancshares will be parties to such reorganization within the meaning of Section 368(b);

    2.  The Bank Merger will constitute a reorganization within the meaning of Section 368(a)(1) of the Code and PremierWest Bank and Timberline Community Bank will be parties to such reorganization within the meaning of Section 368(b);

    3.  No gain or loss will be recognized by PremierWest Bancorp, Timberline Bancshares, PremierWest Bank, or Timberline Community Bank as a result of the Mergers;

    4.  No gain or loss will be recognized by the shareholders of Timberline Bancshares upon the exchange of Timberline Bancshares' stock solely for shares of PremierWest Bancorp stock in the Holding Company Merger, except that gain or loss will be recognized on the receipt of cash, if any, received;

    5.  Cash received by the shareholders of Timberline Bancshares in lieu of fractional shares of PremierWest Bancorp stock will be treated as received as a distribution in redemption of such fractional shares, subject to the provisions of Section 302 of the Code, as if such fractional shares had been issued in the Holding Company Merger and then redeemed by PremierWest Bancorp; such shareholder will recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, and that gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder (Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574);

    6.  The tax basis of the shares of PremierWest Bancorp stock received by the shareholders of Timberline Bancshares in the Holding Company Merger will be equal to the tax basis of the shares of Timberline Bancshares' stock exchanged therefor in the Holding Company Merger, reduced by any basis allocable to a fractional share of Timberline Bancshares' stock treated as sold or exchanged under Section 302;

    7.  The holding period for the shares of PremierWest Bancorp stock received by the shareholders of Timberline Bancshares will include the holding period for the shares of Timberline Bancshares' stock exchanged therefor in the Holding Company Merger, provided that the shares of Timberline Bancshares' stock are held as capital assets at the Effective Date;

    No opinion is expressed as to any federal income tax consequence of the Merger except as specifically set forth herein, and this opinion may not be relied upon except with respect to the consequences specifically discussed herein.

    This opinion is being delivered to you solely in connection with the Merger Agreement and may be relied upon by PremierWest Bancorp, Timberline Bancshares, PremierWest Bank, and Timberline Community Bank and their respective shareholders. It may not be relied upon for any other purpose or by any other person or entity, and may not be made available to any other person or entity without our prior written consent.

Very truly yours,
/s/ Foster Pepper & Shefelman LLP
FOSTER PEPPER & SHEFELMAN LLP